United States securities and exchange commission logo





                         May 3, 2021

       Sam Barraza
       Chief Executive Officer
       Critical Solutions, Inc.
       30 N. Gould Street
       Suite N
       Sheridan, WY 82801

                                                        Re: Critical Solutions,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 6, 2021
                                                            File No. 024-11499

       Dear Mr. Barraza:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Becky Chow at 202-551-6524 or William Schroeder at 202-551-3294 if
       you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Finance